October 1, 2009

Sherry Haywood

Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:

Constant Environment, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 11, 2009

File No. 333-161406

Form 10-Q For Fiscal Quarter Ended June 30, 2009

File No. 333-157621

Dear Ms. Haywood:

We represent Constant Environment, Inc. (“Constant Environment” or the “Company”).  We are in receipt of your letter dated September 28, 2009 and the following sets forth the responses to same:

FORM S-1

General

1.

We note your response to comment 1 in our letter dated September 10, 2009, and that several selling shareholders continue to offer in excess of 10% of the number of shares held by non-affiliates.  Please further explain the “circumstances” to which you refer in support of your position that these transactions are eligible to be made on a shelf basis under Rule 415(a)(1)(i) and do not instead represent a primary offering which must be made at a fixed price. Please refer to the Securities Act Rules Compliance and Disclosure Interpretations 612.09.  In your analysis, you may wish to address the following factors:

•

The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder;

•

The date on which and the manner in which each selling stockholder received their shares; and

•

The relationship of each selling stockholder to the company, including an analysis of whether the selling stockholder is an affiliate of the company.

Answer:

The Company has a total of 48,878,000 shares outstanding.  Of such amount a total of 43,400,000 shares are held by Fred Mak. Jeff Mak and Kwok Kwong Chan, the three affiliates of the Company. Based upon same there are a total of 5,478,000 shares held by non-affiliates. The registration statement has been revised to decrease the shares being registered for these affiliates so that such amounts are no more than 500,000 shares per shareholders which is less than ten (10%) percent of the shares held by non-affiliates.

ANSLOW & JACLIN, LLP

By:____________________